SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2020

Commission File Number 000-29256

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto and incorporated by reference herein is a corporate presentation, dated June 10, 2020, titled: "Investor Relations Presentation, G. Willi-Food International Ltd."

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form S-8 (File No. 333-199295).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Yitschak Barabi
Name: Yitschak Barabi
Title: Chief Financial Officer

Date: June 10, 2020

 June 2020  Investor Relations PresentationG. Willi-Food International Ltd.

 2  Disclaimer – Forward looking Statements  ClarificationThis presentation is for informational purposes only and does not constitute an offer to purchase the Company's securities or to accept such offers, nor does it constitute advice, recommendations or express an opinion on the feasibility of investing in the Company's securities. The information provided herein does not supersede any independent review of an investor in accordance with her/his circumstances and discretion.The data and details presented in this presentation are summaries only and do not replace the need to review the Company's complete public reports, including its annual and quarterly financial statements.This presentation includes forward-looking statements, within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future performance which includes, among other things, forecasts, goals, assessments, estimates and other information relating to future events or matters, based in part on the Company management's estimates as of the date of this presentation based on statistics and publications published by third parties and whose contents have not been examined by the Company and nor is the Company responsible for their correctness.Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: the risk that the Company will not be able to achieve its goals including those involving Company growth and entering new fields, the risk that growth efforts and new fields entered will not produce the expected results, the failure of the strategy that the Company has developed for the next few years, and inability of the Company to reach its sales targets. The Company does not undertake to update the information set forth in this presentation to reflect events and / or developments that will occur after its publication.

 3  G. Willi-Food International Ltd   Year of founding- 1992.A leading Israeli food importer for over 25 years. Employs approximately 220 employees and subcontractors.The Group's products are sold to approximately 1,250 commercial customers at approximately 2,500 different points of sale throughout Israel.The Group has a wide range of suppliers on multiple continents - approximately 120 suppliers in all.A dynamic and flexible company that emphasizes innovation and adapting its products to the changing tastes and trends of consumers.

 4  The Company HQ is located in the Industrial area in the city of Yavne.  Advanced logistics center with a built area of 8,600 square meters, on a total area of 19,000 square meters that stores and distributes dry, chilled and frozen products.Advanced and computerized distribution center.  Fleet of trucks for distribution of cooled and dry products nationwide.

 5  The company variety of products  The Company imports, markets, distributes and sells a wide range of over 600 products. In 2017-2020, the Company added over 200 new products to its range of offerings in existing categories and new categories.The main product categories sold by the Company include, among other things: canned vegetables and fruits, canned fish, edible oils, dried fruits and nuts, dairy products and substitutes, pastas, rice, baked goods, sauces, frozen dough and more.The company's products are sold in Israel to a variety of customers - large retailers, small retailers, mini markets, wholesalers, institutional, government, manufacturers, and more.

     Company Brands  products  6

 Brands distribute by the company  products      7

 8  Organizational Structure

 9  G. Willi-Food International Ltd- Management   Co-Chairmen of the board of directors – Zwi and Joseph WilligerZwi and Joseph Williger founded the Group in 1992 and serve as Co- Chairmen of the Board of Directors, with over 30 years of experience in importing kosher food into Israel and developing the Group's business.Chief Executive Officer- Mrs. Einat Peled-Shapira Einat Peled-Shapira has served as the Company’s Chief Executive Officer since March 10, 2020. Mrs. Peled-Shapira has 20 years of experience in the food industry. For the past 14 years, she held several senior positions at Osem- Nestle group, one of the largest food manufacturers and distributors in Israel, including a position as a business unit manager of “Bonjour”, a fresh baked goods division of the Osem- Nestle Group.Chief Financial Officer- Mr. Yitschak Barabi Yitschak Barabi has served as Chief Financial Officer of the Company since September 1, 2019. Prior to his appointment as CFO, Mr. Barabi served the Company in other senior position since joining in May 2015, including controller and deputy to the CFO.

 In the last 5 years, the Food and Beverages industry* has grown by 9%  9%+ Percentage of change  * Based on data from StoreNext, which has a direct connection to the cash register systems of over 2,200 points of sales in Israel. The data provided is in terms of sales to the final consumer. The data excludes chicken, meat, fish and eggs.Rolling year: The time period measured between February of year identified and March of the following year.  10

     Willi Food is growing in sales over the past two years, alongside a 29% increase in market share.  32%+  * Based on data from StoreNext, which has a direct connection to the cash register systems of over 2,200 points of sales in Israel. The data provided is in terms of sales to the final consumer. The data excludes chicken, meat, fish and eggs.Rolling year: The time period measured between February of year identified and March of the following year.

  Percentage Change 9+  Percentage Change 47+    12  * Based on data from StoreNext, which has a direct connection to the cash register systems of over 2,200 points of sales in Israel. The data provided is in terms of sales to the final consumer. The data excludes chicken, meat, fish and eggs.Rolling year: The time period measured between February of year identified and March of the following year.

 Between 2016-2019 Willi Food sales has increased by 58%   percentage Change58+  13  * Based on data from StoreNext, which has a direct connection to the cash register systems of over 2,200 points of sales in Israel. The data provided is in terms of sales to the final consumer. The data excludes chicken, meat, fish and eggs.Rolling year: The time period measured between February of year identified and March of the following year.

 Willi Food shows higher growth rates in sales than the food and beverages industry as a whole  14  * Based on data from StoreNext, which has a direct connection to the cash register systems of over 2,200 points of sales in Israel. The data provided is in terms of sales to the final consumer. The data excludes chicken, meat, fish and eggs.

 Annual financial Information  15

 Financial data by quarterly  16  16

   Strategy for the next few years  After a change in control in July 2017, the founders of the Group, Zwi and Joseph Williger, returned as Group managers, bringing with them over 30 years of experience and expertise in importing kosher food, and high-level international business relationships. The Company's Board of Directors has appointed additional professional managers who have extensive experience and thorough knowledge in aspects of the food industry. The strategic plan to increase sales and profitability of the Group includes:Improving the Company's human resources by recruitment of additional professional employees.Entering new categories in the food industry, including exporting kosher food to Jewish communities in the US and Europe.Improving operational capacity (storage, distribution) to enable the company to respond to the growing demand for its products..  17

       Joseph Williger41.18%  Zwi Williger41.16%  Public17.66%    B.S.D Crown Ltd.A publicly traded company in London    Willi-Food Investments Ltd.A publicly traded company in Tel-Aviv    G. Willi-Food International Ltd.A dual public company which is traded in NASDAQ and in Tel Aviv stock exchange  61.91%  62.05%  5.83%  Holding Structure  18  *The Company has met the requirements for dual listing on the Tel Aviv Stock Exchange (TASE) and its Ordinary Shares will begin trading on the TASE on June 15, 2020 under the symbol “WILC”. The Company’s Ordinary Shares will continue to trade on the Nasdaq Capital Market under the symbol “WILC”

 19  The main advantages of dual listing on TASE in addition to NASDAQ  Exposure to Israeli investors – both private and institutional.Increase trading cycles. Increase the trading time range- continuous trading across both markets from 10:00 AM to 23:00 PM Israel time.Ability to raise capital in the Israeli market.Increase demand for the Company's shares if included in various TASE indexes.   19

 20    Thank You